UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K
FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
☑ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2005
OR
☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number 000-00822
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

The Oilgear Savings Plus Plan 2300 South 51st Street Milwaukee, WI 53219

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

The Oilgear Company 2300 South 51st Street Milwaukee, WI 53219

The Oilgear Savings Plus Plan
Index to Financial Statements and Exhibits
1.	Financial Statements
a.	Report of Independent Registered Public Accounting Firm

b.	Statements of Net Assets Available for Plan Benefits

c.	Statements of Changes in Net Assets Available for Plan Benefits

d.	Notes to Financial Statements
2.	Schedule 1: Schedule of Assets (Held at End of Year) — December 31, 2005

3.	Exhibit 23—Consent of KPMG LLP

2

THE OILGEAR SAVINGS PLUS PLAN
Financial Statements and Supplemental Schedule
December 31, 2005 and 2004
(With Report of Independent Registered Public Accounting Firm Thereon)

THE OILGEAR SAVINGS PLUS PLAN

Note:	Supplemental schedules required by the Employee Retirement Income Security Act of 1974, as amended, not included herein are not applicable.

Report of Independent Registered Public Accounting Firm
The Board of Directors
The Oilgear Company:
We have audited the accompanying statements of net assets available for benefits of The Oilgear Savings Plus Plan (the Plan) as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
Milwaukee, Wisconsin
June 28, 2006

THE OILGEAR SAVINGS PLUS PLAN
Statements of Net Assets Available for Benefits
December 31, 2005 and 2004

	2005	2004
Assets:
Investments, at fair value (note 3):
Shares of registered investment companies	$12,361,500	10,995,713
The Oilgear Company common stock	3,160,527	3,809,853
Bank common trust fund	1,894,784	1,413,203
Money market fund	346,355	128,730
Loans to participants	278,418	227,197

Total investments	18,041,584	16,574,696

Receivables:
Employee contributions	29,168	—
Employer contributions	246,611	40,000
Accrued investment income	10,455	7,355

Total receivables	286,234	47,355

Total assets	18,327,818	16,622,051

Liabilities:
Due to custodian for pending trades	41,019	—

Net assets available for benefits	$18,286,799	16,622,051

See accompanying notes to the financial statements.

2

THE OILGEAR SAVINGS PLUS PLAN
Statements of Changes in Net Assets Available for Benefits
Years ended December 31, 2005 and 2004

	2005	2004
Additions to net assets attributed to:
Investment income:
Interest income	$86,146	64,195
Dividend income	120,945	103,944
Net appreciation in fair value of investments (note 3)	1,738,570	2,743,288
Other investment expense, net	(950)	(800)

Net investment gain	1,944,711	2,910,627

Contributions:
Participant	640,390	660,575
Employer	385,466	194,618

Total contributions	1,025,856	855,193

Total additions	2,970,567	3,765,820

Deductions from net assets attributed to:
Distributions and benefits paid, including distributions of 18,722 and 2 shares of The Oilgear Company common stock in 2005 and 2004, respectively	(1,305,819)	(661,888)

Net increase	1,664,748	3,103,932

Net assets available for benefits:
Beginning of year	16,622,051	13,518,119

End of year	$18,286,799	16,622,051

See accompanying notes to the financial statements.

3

THE OILGEAR SAVINGS PLUS PLAN
Notes to Financial Statements
December 31, 2005 and 2004
(1)	Description of the Plan

The following description of The Oilgear Savings Plus Plan (the Plan) provides only general information. Participants should refer to the plan document for a more complete description of the Plan’s provisions.
(a)	General

The Plan is a defined contribution plan sponsored by The Oilgear Company (the Company). Substantially all domestic employees of the Company, other than those covered under a collective bargaining agreement, are eligible to participate in the Plan as of January 1 immediately following their date of hire. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

(b)	Contributions

Under the Plan, participants are eligible to contribute up to 50% of their total cash compensation on a pretax basis. The Company matches 50% of the first 2% of each participant’s compensation contributed and 25% of the next 3% of the participant’s compensation contributed in cash or in common stock of the Company. The Company made an additional discretionary contribution of $240,000 and $40,000 during the years ended 2005 and 2004, respectively.

The Plan purchases The Oilgear Company common stock from the Company at a price equal to 80% of the average low bid price during the month of purchase. The 20% discount on the stock price is regarded as an additional contribution to the Plan by the Company. At the discretion of the plan administrator, the Plan may purchase The Oilgear Company common stock from the Company as previously described or from shares available on the open market. If the Plan purchases common stock of the Company on the open market, the Company will contribute 20% of the purchase price.

(c)	Vesting

Plan participants are fully vested in their contributions and become fully vested in Company contributions upon completion of three years of service with the Company, death, or disability.

(d)	Participant Accounts and Investment Fund Options

The Plan’s assets are segregated according to various investment fund options, including fixed income investments, equity investments, and a balanced investment fund option. A loan fund exists to record and maintain loans to plan participants. Participants are permitted to allocate on a daily basis, within defined limits, their respective account balance among the investment funds indicated below.

The fair values of the investment funds are calculated at least quarterly and the difference between such fair values and the aggregate of the participants’ account balances in each fund on such date is allocated to each participant’s account based on the ratio of the individual participant’s account balance on a quarterly basis to the aggregate of all participants’ account balances in each respective investment fund.

4	(Continued)

THE OILGEAR SAVINGS PLUS PLAN
Notes to Financial Statements
December 31, 2005 and 2004
Descriptions of the investment fund options are as follows:

Stock Plan

The principal purpose of the Stock Plan is to provide a program whereby eligible employees of the Company may invest in the common stock of the Company. This fund is invested primarily in voting common stock (Stock) of the Company. Each month, contributions and all amounts received by the fund as dividends during the previous month are used to purchase shares of Stock. The Plan provides that the total number of shares so purchased shall not exceed, on a calendar-year basis, 60,000 shares per year and shall be allocated to the participants’ accounts in proportion to their contributions and dividends earned on Stock previously allocated to their accounts. The Plan also contains certain provisions that restrict the ability of participants to transfer funds out of the Stock Plan.

Marshall Money Market Fund

This fund is not an investment choice for plan participants. It is a mechanism that allows Marshall and Ilsley Trust Company (M&I or the Trustee) to administer The Oilgear Company Stock Plan. Balances in this fund may be retained in cash or, at the discretion of the Trustee, invested in short-term money market instruments.

Fidelity Fund

This fund invests primarily in the Fidelity Advisor Equity Growth Fund, an equity mutual fund that primarily invests in small, medium, and large companies that have above-average growth characteristics, such as strength in sales or earnings. Balances in this fund may also be retained in cash or, at the discretion of the Trustee, invested in short-term money market instruments.

AIM Fund

This fund invests primarily in the AIM Constellation Fund, an equity mutual fund that primarily invests in common stocks, emphasizing small- to medium-size emerging growth companies. Balances in this fund may also be retained in cash or, at the discretion of the Trustee, invested in short-term money market instruments.

Vanguard Fund

This fund invests primarily in the Vanguard Wellington Fund, an equity mutual fund that primarily invests in common stocks, preferred stocks, and debt securities. This fund seeks conservation of capital and reasonable income. Balances in this fund may also be retained in cash or, at the discretion of the Trustee, invested in short-term money market instruments.

Stable Principal Fund

This fund invests primarily in the M&I Stable Principal Fund, a bank common trust fund that primarily invests in traditional and synthetic investment contracts. The objective of this fund is to maintain safety of principal while generating a level of current income.

5	(Continued)

THE OILGEAR SAVINGS PLUS PLAN
Notes to Financial Statements
December 31, 2005 and 2004
Fixed Income Fund

This fund invests primarily in the Marshall Intermediate Bond Fund, a fixed income mutual fund that primarily invests in higher quality bonds and notes. Balances in the Fixed Income Fund may also be retained in cash or, at the discretion of the Trustee, invested in short-term money market instruments.

International Stock Fund

This fund invests primarily in the Marshall International Stock Fund, an equity mutual fund that invests primarily in stocks and debt securities of companies and governments outside the United States. Balances in this fund may also be invested in cash or, at the discretion of the Trustee, invested in short-term money market investments.

Special Equity Fund

This fund invests primarily in the Manager’s Special Equity Fund, an equity mutual fund that primarily invests in common stock of companies with small to medium market capitalization and potential for superior earnings growth. Balances in this fund may also be invested in cash or, at the discretion of the Trustee, invested in short-term money market investments.

M&I Diversified Stock Fund

This fund seeks to achieve investment return primarily from capital appreciation and secondarily from income. The portfolio will allocate between 90% and 100% of its assets to equity securities and between 0% and 10% of its assets to fixed income securities.

Vanguard Index TR 500 Index Fund

This fund seeks to track the performance of a benchmark index that measures the investment return of large-capitalization stocks. The fund employs a “passive management” approach designed to track the performance of the Standard and Poors’ 500 Index.

Marshall Large Cap Growth & Income Fund

This fund seeks to provide capital appreciation and income. It invests in companies with market “caps” in excess of $10 billion, improved earnings and/or growing dividends, and experienced management.

Marshall Mid Cap Value Fund

This fund seeks to provide capital appreciation and income. It invests mainly in companies with market capitalization similar to those within the S&P 400, exhibiting traditional value traits, having undervalued assets, or involved in turnarounds or corporate restructuring. Experience of the management is also weighed.

Artisan Mid Cap Fund

This fund seeks maximum long-term growth by investing primarily in common stocks of medium-sized companies, with capitalization in the range of companies in the S&P 400 Mid Cap Index.

6	(Continued)

THE OILGEAR SAVINGS PLUS PLAN
Notes to Financial Statements
December 31, 2005 and 2004
Julius Baer International Equity Fund

This fund seeks long-term growth of capital by investing in a diversified portfolio of common stocks of issuers of all sizes.

Harbor Small Cap Value Fund

This fund seeks long-term total return by investing primarily in the common stock and other equity securities of companies selected from the Russell 2000 ® index.

T Rowe Price Equity Income Fund

This fund seeks to provide substantial dividend income as well as long-term growth of capital through investments in the common stocks of established companies.

T Rowe Price Growth Stock Fund

This fund seeks long-term growth of capital and the increase of future income by investing primarily in common stocks of well established growth companies.

Loan Fund

This fund consists of loans to plan participants. Loans are available to plan participants up to the lesser of $50,000 or 50% of the participant’s vested account balance, subject to a $1,000 minimum. Loans must be repaid over a maximum of five years unless used to purchase a principal residence. The loans are secured by the balance in the participant’s account and bear interest at a rate comparable to local prevailing rates charged by commercial lenders under similar circumstances.

(e)	Payment of Benefits

Participants may make partial withdrawals provided that not more than one withdrawal may be made in any calendar year and the aggregate of all such withdrawals by a participant does not exceed defined amounts of the participant’s contributions made prior to January 1, 1992. On retirement or termination of employment, the participant’s vested account balance is payable to him or her or, in the event of death, to the participant’s beneficiary. Participants in the Stock Plan may receive their distributions in the form of common stock of the Company.

(f)	Forfeitures

Upon termination of employment, the nonvested portion of Company contributions and earnings thereon are forfeited and used to offset future Company contributions in accordance with the plan agreement. Forfeitures used to reduce the amount of Company contributions amounted to $0 and $4,258 in 2005 and 2004, respectively.

(g)	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the plan agreement to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In such event, participants will become fully vested in their accounts.

7	(Continued)

THE OILGEAR SAVINGS PLUS PLAN
Notes to Financial Statements
December 31, 2005 and 2004
(2)	Summary of Significant Accounting Policies
(a)	Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis and present the net assets available for benefits and changes in those net assets in accordance with U.S. generally accepted accounting principles.

(b)	Trust Fund Managed by Marshall & Ilsley Trust Company

Under the terms of a trust agreement between the Trustee and the Plan, the Trustee manages a trust fund on behalf of the Plan. The Trustee has been granted discretionary authority concerning purchases and sales of investments within the various investment options.

(c)	Investment Valuation and Income Recognition

Investments are stated at fair value except for the investment in the M&I Stable Principal Fund which is at contract value due to its underlying investment in benefit-responsive investment contracts (see note 4). Investments in shares of mutual funds and money market funds are valued at quoted market prices, which represent the net asset values of shares held by the Plan. Investments in shares of The Oilgear Company common stock are valued at quoted market prices. Loans to participants are stated at face value, which approximates fair value.

Security transactions are recognized on the trade date. Dividend income is recorded on the ex-dividend date. The Plan reports realized and unrealized gains and losses for financial statement purposes based on fair values determined at the end of the prior plan year or historical costs if the investment was acquired since the beginning of the plan year, as required by the Department of Labor.

Plan investments are exposed to various risks, such as interest rate, market, and credit risk. Due to the level of risk associated with certain investments and the level of uncertainty related to change in the value of investments, it is at least reasonably possible that changes in risks in the near term could materially affect the participants’ account balances and the amounts reported in the statements of net assets available for benefits.

(d)	Benefits Paid

Benefits paid to participants or beneficiaries are recorded upon distribution.

(e)	Administrative Expenses

Substantially all expenses incurred in the management of the trust and the administration of the Plan are paid by the Company.

(f)	Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

8	(Continued)

THE OILGEAR SAVINGS PLUS PLAN
Notes to Financial Statements
December 31, 2005 and 2004
(3)	Investments

Investments as of December 31, 2005 and 2004 included the following securities, which represent 5% or more of the Plan’s net assets available for benefits:

	2005	2004
Fidelity Advisor Equity Growth Fund	$2,447,082	2,735,555
M&I Stable Principal Fund	1,894,784	1,413,203
Vanguard Wellington Fund	2,411,246	2,049,136
AIM Constellation Fund	1,766,268	1,869,105
The Oilgear Company common stock	3,160,527	3,809,853
Marshall Mid Cap Value Fund	921,556	*
Marshall Large Cap Growth & Income Fund	1,079,580	1,020,487
Marshall Intermediate Bond Fund	1,076,837	875,466
Manager’s Special Equity Fund	*	1,128,430

*	Investments did not represent 5% or more of the Plan’s net assets at year-end.
During 2005 and 2004, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the period) appreciated in value as follows:

	2005	2004
The Oilgear Company common stock	$1,187,231	1,954,811
Registered investment companies	551,339	788,477

	$1,738,570	2,743,288

(4)	Investment Contracts

The M&I Stable Principal Fund is primarily invested in traditional and synthetic investment contracts which are benefit responsive. The fund seeks to maintain a stable $1.00 unit value, although there is no guarantee it will be able to do so. The fund is included in the financial statements at contract value. Contract value represents contributions made under the contracts, plus earnings, less withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The average yield was approximately 4.01% for both of the years ended December 31, 2005 and 2004. The crediting interest rate was approximately 4.59% and 3.91% for the years ended December 31, 2005 and 2004, respectively. The crediting interest rate is based on an agreed-upon formula with the issuer, but cannot be less than zero. Such interest rates are reviewed on a daily basis for resetting.

9	(Continued)

(5)	Contributions

Employer contributions to the Plan are summarized as follows:

	2005	2004
Cash contributions	$117,343	130,443
Contribution receivable from plan sponsor	246,611	40,000
Noncash 20% stock discount	21,512	24,175

Total employer contributions	$385,466	194,618

(6)	Related-party Transactions

During 2005, the Plan purchased 0 shares of common stock of the Company and distributed 18,722 shares for $135,633, representing no gain or loss on historical costs. During 2004, the Plan purchased 2,000 shares of common stock of the Company for $8,575 and distributed 2 shares for $19, representing no gain or loss on historical costs. During 2005, the Plan sold 117,150 shares of Company stock for $1,740,727, and recognized a gain of $491,210. During 2004, the Plan sold 1,000 shares of Company stock for $6,950, and recognized a loss of $4,910. During 2005, the Company contributed 3,941 shares of common stock to the Plan to satisfy its $40,000 additional discretionary contribution recorded as an employer contribution receivable in 2004.

During 2006, the Company will contribute 22,263 shares of common stock (approximately $240,000) to the Plan to satisfy most of its $247,000 additional discretionary contribution recorded as an employer contribution receivable at December 31, 2005.

As of December 31, 2005 and 2004, the Plan’s investments included 315,737 and 447,668 shares of Company common stock, respectively, representing approximately 16% and 23% of the Company’s common stock for each year, respectively.

All transactions between the Plan, the Company, the Trustee, or the participants are considered party-in-interest transactions.

(7)	Tax Status

The Internal Revenue Service issued its latest determination letter in March 2003, which stated that the Plan and its underlying trust qualify under the applicable provisions of the Internal Revenue Code and, therefore, are exempt from Federal income taxes. In the opinion of the plan administrator, the Plan and its underlying trust have operated within the terms of the plan agreement and remain qualified under the applicable provisions of the Internal Revenue Code.

10	(Continued)

Schedule 1
THE OILGEAR SAVINGS PLUS PLAN
Schedule H, line 4i—Schedule of Assets (Held at End of Year)
December 31, 2005

		(c)
	(b)	Description of investment
	Identity of issue,	including maturity date,		(e)
	borrower, lessor	rate of interest, collateral,	(d)	Current
(a)	or similar party	par, or maturity value	Cost	value
	Interest-bearing cash:
*	Marshall & Ilsley Trust Company	Marshall Money Market Fund		$346,355
	Bank common trust funds:
*	Marshall & Ilsley Trust Company	M&I Stable Principal Fund, 1,894,784 shares		1,894,784
	Registered investment companies:
	Fidelity Investments	Fidelity Advisor Equity Growth Fund, 50,896 shares		2,447,082
	AIM Equity Funds, Inc.	AIM Constellation Fund, 71,307 shares		1,766,268
	Artisan Funds, Inc.	Artisan Mid Cap Fund, 9,711 shares		300,269
	Harbor Fund	Habor Small Cap Value Fund, 10,784 shares		213,527
	Julius Baer Investment Funds	Julius Bear International Equity Fund, 6,903 shares		244,655
	T Rowe Price	T Rowe Price Growth Stock Fund, 2,798 shares		78,905
	T Rowe Price	T Rowe Price Equity Income Fund, 6,133 shares		158,666
	The Vanguard Group, Inc.	Vanguard Wellington Fund, 45,990 shares		2,411,246
	The Vanguard Group, Inc.	Vanguard Index TR 500 Index Fund, 2,649 shares		304,425
*	Marshall & Ilsley Trust Company	Marshall Large Cap Growth & Income Fund, 89,074 shares		1,079,580
*	Marshall & Ilsley Trust Company	Marshall Mid Cap Value Fund, 63,120 shares		921,556
*	Marshall & Ilsley Trust Company	Marshall International Stock Fund, 29,861 shares		434,476
*	Marshall & Ilsley Trust Company	Manager’s Special Equity Fund, 10,192 shares		884,368
*	Marshall & Ilsley Trust Company	M&I Diversified Stock Fund, 1,288 shares		39,640
*	Marshall & Ilsley Trust Company	Marshall Intermediate Bond Fund, 116,289 shares		1,076,837
	Employer-related investments:
*	The Oilgear Company	Common stock, 315,737 shares		3,160,527
*	Loans to participants	Participant loans, interest rates range from 4.0% to 7.4%, maturities range from 4/06 to 11/10		278,418

	Total assets held for investment purposes		$—	18,041,584

*	Represents a party-in-interest to the Plan.

Note:	Cost information is omitted for reporting transactions of an individual account plan that is participant- or beneficiary-directed with respect to assets allocated to his or her account.
See accompanying report of independent registered public accounting firm.

11	(Continued)

SIGNATURES
     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

THE OILGEAR SAVINGS PLUS PLAN,
THE OILGEAR COMPANY,
PLAN ADMINISTRATOR

David A. Zuege
President

Date: June 28, 2006